FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Difference between Forecast and Actual Results for the Fiscal Year Ended March 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Difference between Forecast and Actual Results for the Fiscal Year Ended March 2021

OSAKA, Japan, May 11, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) announced a difference between the forecast disclosed on February 4, 2021 for the full year consolidated financials for the fiscal year ending March 31, 2021 (FY2020), and the actual results announced today. Under Tokyo Stock Exchange reporting requirements, Takeda is required to announce this difference due to Profit before income taxes and Net profit attributable to owners of the Company both exceeding the previous forecast by more than 30%.

Profit before tax exceeded the forecast by +42.0%, primarily due to a gain on the sale of Takeda Consumer Healthcare Company Ltd., partially offset by an additional remeasurement of contingent consideration assets. Net profit attributable to owners of the Company exceeded the forecast by 108.3%, reflecting the increase in profit before tax, as well as a lower reported tax rate. Please refer to details below.

1.Difference between Forecast and Actual Results for the Fiscal Year Ended March 31, 2021

						(millions of yen)
	Revenue	Core Operating Profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share	Core EPS
Previous Forecast (A)*	3,200,000	984,000	434,000	258,000	180,500	115.56 yen	420 yen
Actual Results (B)	3,197,812	967,916	509,269	366,235	376,005	240.72 yen	420 yen
Discrepancy (B-A)	-2,188	-16,084	+75,269	+108,235	+195,505	―	―
Change %	-0.1%	-1.6%	+17.3%	+42.0%	+108.3%	―	―
* Announced on February 4, 2021.

2.Reasons for Difference
Revenue was lower than the previous forecast by 2.2 billion JPY, or 0.1%, at 3,197.8 billion JPY, primarily due to business momentum offset by earlier closing of divestitures.

Core Operating Profit was lower by 16.1 billion JPY, or 1.6%, at 967.9 billion JPY, reflecting accelerated delivery of cost synergies offset by an increase of R&D spend and earlier closing of divestitures. The impact from the spread of the novel coronavirus infectious disease (COVID-19) on FY2020 results was immaterial. For details, please refer to section 1. (4) of the Financial Statements for the Fiscal Year Ended March 31, 2021: “Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response”.

Operating Profit was higher than the previous forecast by 75.3 billion JPY, at 509.3 billion JPY. This increase was primarily driven by a gain on the sale of Takeda Consumer Healthcare Company Ltd. (139.5 billion JPY), partially offset by an additional remeasurement of contingent consideration assets on XIIDRA (54.3 billion JPY).

Net profit for the period attributable to owners of the Company was higher than the previous forecast by 195.5 billion JPY, at 376.0 billion JPY. This was due to higher profit before income taxes, as well as a lower reported tax rate due to various factors including legal entity optimization, recognition of additional deferred tax assets and restructuring loss benefits.

3.FY2020 Management Guidance
Management Guidance for the fiscal year ended March 31, 2021 (FY2020), on an underlying basis was delivered due to growth of Takeda’s 14 Global Brands and accelerated delivery of cost synergies.

	Management Guidance (February 4, 2021)	FY2020 Actual Results
Underlying Revenue Growth	Low-single-digit growth	+2.2%
Underlying Core Operating Profit Growth	High-single-digit growth	+13.0%
Underlying Core Operating Profit Margin	Low-30s%	30.2%
Underlying Core EPS Growth	Low-teen growth	+24.6%

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:    Investor Contacts:
Ryoko Matsumoto    Christopher O’Reilly
ryoko.matsumoto@takeda.com    takeda.ir.contact@takeda.com
+81 (0) 3-3278-3414    +81 (0) 3-3278-2306

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This press release includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

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